July 15, 2024

C. Kelly Wall
Chief Financial Officer
The Aaron's Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, Georgia 30339

       Re: The Aaron's Company, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K Furnished May 6, 2024
           File No. 001-39681
Dear C. Kelly Wall:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis
Segment Performance - Years Ended December 31, 2023 and 2022, page 51

1. Where you attribute material fluctuations in your results to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. As an example, you cite multiple factors which caused a decline in your lease revenues and fees and retail sales during the year ended December
       31, 2023 without quantification that would allow users to understand the impact of each material factor. Refer to Item 303(b) of Regulation S-K and Section III.B of Release No.
       33-8350.
 July 15, 2024
Page 2
Notes to Consolidated Financial Statements
Note 7: Leases, page 88

2. We note your disclosure that all of the customer lease agreements are considered operating leases. Please tell us your consideration of the factors in ASC 842-10-25-2 in coming to this determination. Also consider expanding your summary of significant accounting policies to include factors considered.
Form 8-K Furnished May 6, 2024
Exhibit 99.1, page 1

3. When presenting and discussing your non-GAAP measure of Adjusted EBITDA and your non-GAAP consolidated outlook measures, please present and discuss the comparable
       GAAP measure(s) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure
       Interpretations on Non-GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services